UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Emmaus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29137T 101

(CUSIP Number)

July 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29137T 101

1.	NAMES OF REPORTING PERSONS. Telcon RF Pharmaceuticals, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	4,147,491

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER	4,147,491

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,147,491

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (1)

12.	TYPE OF REPORTING PERSON CO

(1)	Calculated based upon a total of 47,465,209 shares of common stock issued and outstanding immediately after the effective time of the Merger described in Item 4 as reported in the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP NO. 29137T 101

Item 1(a).	Name of Issuer.

Emmaus Life Sciences, Inc. (formerly known as MYnd Analytics, Inc.), a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices.

21250 Hawthorne Boulevard, Suite 800

Torrance, CA 90503

Item 2(a).	Name of Person Filing.

Telcon RF Pharmaceuticals, Inc.

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

S-Tower 14th Floor

439 Bongunsa-ro, Gangnam-gu, Seoul, South Korea

Item 2(c).	Citizenship.

South Korea

Item 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP No.

29137T 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

See Items 5-9 and 11 of the cover of this Schedule.

On July 17, 2019, Athena Merger Subsidiary, Inc., a wholly owned subsidiary of the Issuer, merged (the “Merger”) with and into EMI Holding, Inc. (formerly known as “Emmaus Life Sciences, Inc.” and herein “EMI”), with EMI as the surviving corporation. In the Merger, each outstanding share of common stock of EMI was converted into the right to receive 1.0504570 shares of common stock of the Issuer after giving effect to a 1-for-6 reverse stock split effected by the Issuer immediately prior to the Merger. Immediately after the effective time of the Merger, the Issuer had issued and outstanding approximately 47,465,209 shares of common stock.

CUSIP NO. 29137T 101

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Not applicable

CUSIP NO. 29137T 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2019

Telcon RF Pharmaceuticals, Inc.

/s/ JIN WOO KANG
Jin Woo Kang, Director, Investor Relations